

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 8, 2009

Ms. Phyllis A. Knight
Executive VP, Treasurer and CFO
Champion Enterprises, Inc.
755 W. Big Beaver, Suite 1000
Troy, MI 48084

> **RE: Form 10-K for the fiscal year ended January 3, 2009**
> **Schedule 14A filed March 30, 2009**
> **File No. 1-9751**

Dear Ms. Knight:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED JANUARY 3, 2009</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 1 - Business, page 1

General

2. Because of the nature of your business, the discussion about seasonality of your
    business (we note "Fluctuations in operating results …" risk factor disclosure on
    page 11) and compliance with laws and regulations regarding environmental
    matters appears limited. Please expand your disclosure related to information
    contained in subparagraphs (c)(1)(v) and (xii) of Item 101 of Regulation S-K, to
    the extent that such information is material.

Item 6 – Selected Financial Information, page 21

3. You have presented your operating cash flows in the Financial Information
    section. While presentation of cash flows from operating activities is useful, this
    data should be considered in the framework of a statement of cash flows, which
    reflects management's decision as to the use of these cash flows and the external
    sources of capital used. The implication of a presentation which shows only the
    cash flows generated from operations portion of a cash flows statement is that the
    use of such cash flows is entirely at the discretion of management. Please also
    present your cash flows from investing and financing activities. See FRC 202.03.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 22

Results of Operations, page 24

4. You disclose on page 25 that on a pro forma basis, assuming you had owned SRI
    as of the beginning of 2007, operating income for the year ended December 29,
    2007 would have been $41.8 million. Please enhance your disclosure to explain
    how this pro forma presentation was derived, why you believe the presentation to
    be useful, and any potential risks associated with using such a presentation.

Liquidity and Capital Resources, page 36

5. You disclose in the risk factors on page 10 and in this section on page 38 that it is
    possible that you will not be in compliance with debt covenants which take effect
    in the first quarter of your 2010 fiscal year. You further disclose in this section on
    page 36 that you would not have been in compliance with certain of your debt
    covenants as of September 27, 2008 if you had not received a temporary waiver
    of those covenants. Please expand your disclosure in the risk factors and this
    section to describe in greater detail the specific covenants in your debt agreements
    with which you were not in compliance. Please disclose for your current material

covenants the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. We note your disclosure of the required ratios/amounts for the covenants that will take effect as of the end of the first quarter of 2010. Please also disclose the actual ratios/amounts for these covenants as of the current reporting date. In addition, discuss in greater detail:

- the steps that you are taking to avoid the breach;
- the steps that you intend to take to cure, obtain a waiver of or otherwise address the breach;
- the impact or reasonably likely impact of the breach (including the effects of any cross-default or cross-acceleration or similar provisions) on financial condition or operating performance; and
- alternate sources of funding to pay off resulting obligations or replace funding.

See Sections I.D and IV.C of SEC Interpretive Release No. 33-8350.

6. You disclose that the EBITDA measure included in your covenants is defined by the credit agreement. Based on your disclosure on page F-18, it does not appear that EBITDA is computed as commonly defined. Please revise the title you use so that it conveys this. One choice may be to call it adjusted EBITDA. See Question 14 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

7. Your disclosures indicate that you fund your operations from your cash balances, cash flows from operations and borrowings under your senior secured credit agreement. Please further enhance your disclosures to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. You reflect negative cash flows from operations for the year ended January 3, 2009. When there are significant changes in the sources and uses of cash, such as the decrease in cash flow from operations, please describe how you determined that the sources will continue to be sufficient to meet your needs. Include in your discussion the material trends or uncertainties related to cash flow, capital resources, capital requirements or liquidity. See Section IV of SEC Interpretive Release No. 33-8350.

Critical Accounting Policies, page 39

Goodwill, page 40

8. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill and intangible assets, please consider disclosing the following:
    - The reporting unit level at which you test goodwill for impairment and your basis for that determination;
    - A sensitivity analysis of the material assumptions used based upon reasonably likely changes; and
    - If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

9. The discount factors used in the 2008 goodwill impairment tests were 16.0% and 17.0% compared to 8.5% used in the 2007 tests. Please describe the method you used to derive the 2008 discount factors and tell us if this was the same method used to derive the 2007 discount factors. If not, please tell us what changed in the method used in 2008 to derive the discount factors.

Item 9A - Controls and Procedures, page 43

10. Pursuant to Rule 13a-15(b) of the Exchange Act, management must carry out an evaluation of "the effectiveness of the issuer's controls and procedures" without qualification to the "design and operation" of these controls and procedures as noted in your disclosure. Please revise your disclosure to fully conform to Rule 13a-15(b) of the Exchange Act.

11. We note the description of the disclosure controls and procedures in the second sentence of this section. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. Specifically:
    - this description modifies the definition provided in the rules by adding the word "material" before "information required to be disclosed by the Company…"; and
    - it does not indicate that the disclosure controls and procedures were also effective to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

Please confirm this to us and revise accordingly. Alternatively, you may simply state that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

12. We note your disclosure about management's report on internal control over financial reporting on page 49 of the report. Please include the disclosure required by Item 308 of Regulation S-K in this section of the filing or provide a cross-reference to the appropriate page. Please see Item 9A of Form 10-K.

Item 8 – Financial Statements

General

13. You present comprehensive (loss) income in a footnote on page F-22. Paragraph 22 of SFAS 130 requires a statement of comprehensive (loss) income that is displayed with the same prominence as your other financial statements. As such, please present your statement of comprehensive (loss) income within (1) your statement of operations, (2) your statement of equity, or (3) as a separate financial statement. Please revise accordingly.

14. Please disclose the accumulated balances for each component of accumulated other comprehensive (loss) income. You may present this disclosure on the face of your balance sheet, statement of owners' equity, or in a footnote. See paragraph 26 of SFAS 130.

Consolidated Statements of Cash Flows, page F-6

15. Regarding the $7.5 million in insurance proceeds related to the Henry, TN plant fire, please tell us how you determined the classification of these proceeds within cash flows from operating activities is appropriate. In addition, please tell us if there were any insurance proceeds that were included within cash flows from investing activities. If so, tell us the amount of the proceeds and what these proceeds were related to.

Note 1 – Summary of Significant Accounting Policies, page F-8

General

16. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution

network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
- in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses.

17. Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of sales, please also revise your presentation to comply with SAB Topic 11:B, which would include revising the cost of sales title and removing the gross margin subtotal throughout the filing.

Note 6 – Restructuring Charges, page F-19

18. Please disclose the total amount of restructuring charges expected to be incurred, the amount incurred in the year ended January 3, 2009 and the cumulative amount incurred to date for each reportable segment. See paragraph 20(d) of SFAS 146.

Note 7 – Goodwill and Other Intangible Assets, page F-20

19. Please disclose goodwill for each reportable segment and disclose any significant changes in the allocation of goodwill by reportable segments. See paragraph 45 of SFAS 142.

Note 10 – Earnings Per Share, page F-22

20. Please disclose the number of antidilutive shares by each type of security. See paragraph 40(c) of SFAS 128.

21. We note your discussion of restricted stock awards in Note 15. Please disclose how you are treating the restricted stock you have issued in computing both your basic and diluted EPS. See paragraphs 10 and 13 of SFAS 128. Your disclosure should enable a reader to understand how you treat both vested and unvested restricted shares for basic EPS and for diluted EPS.

Note 12 – Fair Value of Financial Instruments, page F-22

22. It appears that you have financial assets and/or liabilities that you measured at fair value as of January 3, 2009. As such, please help us understand how you have

met the disclosure requirements set forth in paragraphs 32-35 of SFAS 157 and in Appendix A to SFAS 157. Please revise or advise.

Note 16 – Segment Information, page F-26

23. You disclose here that general corporate expenses include the costs and equity method losses from development operations. Based upon your disclosure on page 31, it appears you are including other items such as incentive and stock based compensation costs within general corporate expenses. As such, please enhance your disclosure in this footnote to provide more detail of the types of amounts included in the general corporate expenses line item.

24. Please provide the disclosures required by paragraph 26(a) of SFAS 131. These should include a discussion of your internal structure, how you are organized, what your operating segments are and whether operating segments have been aggregated in accordance with paragraph 17 of SFAS 131. Please also tell us why your operations in Canada are not recognized as a separate reporting segment. Please supplementally provide us with your aggregation analysis as well.

Note 17 – Leases, page F-29

25. You disclose that some of your leases have renewal options or escalation clauses. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

26. Based upon your disclosures on page 17, it appears that some of your properties are leased under a capital lease. Please tell us what consideration you gave to presenting the disclosures required by paragraph 16(a) of SFAS 13 regarding your capital leases.

Schedule II – Valuation and Qualifying Accounts, page F-33

27. It does not appear that you have recognized an allowance for doubtful accounts related to your accounts receivable. Please confirm, or revise you schedule to disclose the beginning and ending balances, as well as charges to and deductions

from your allowance for doubtful accounts. See Rules 5-04 and 12-09 of
Regulation S-X.

SCHEDULE 14A DEFINITIVE PROXY STATEMENT FILED ON MARCH 20, 2009

Compensation Discussion and Analysis, page 20

Benchmarking, page 22

28. We note your disclosure about the compensation consultant on page 14; however,
you have not identified the consultant in the filing. Please note that in accordance
with Item 7(d) of Schedule 14A, the identity of the compensation consultant has
to be disclosed pursuant to Item 407(e)(3) of Regulation S-K. In addition,
because the role played by the compensation consultant appears to be material for
purposes of determining executive compensation, in accordance with the
Commission's guidance set forth in Q&A #118.06 of the Compliance and
Disclosure Interpretations related to Regulation S-K, found in our website at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, disclosure
required to be made pursuant to Item 407(e)(3)(iii) of Regulation S-K must also
be incorporated in this section of the filing. Please identify your compensation
consultant.

29. In the first paragraph on page 23 you disclose that the compensation committee
"adopted a pay peer benchmarking philosophy that draws on two different peer
groups". It appears that you have not disclosed the component companies of the
second peer group. In accordance with Item 402(b)(2)(xiv) of Regulation S-K,
please identify the companies comprising the second peer group.

Annual Performance Bonuses, page 25

30. In future filings, please provide a quantitative discussion of the terms of the
necessary performance targets to be achieved in order for your named executive
officers to earn a performance bonus (i.e., the quarterly cash and EBITDA
targets). Include in your discussion how the compensation committee calculated
the company performance goals and how it measured these goals against actual
performance to determine the annual bonus paid.

31. We note your disclosure in the first paragraph on page 27. In future filings please
disclose, if applicable, whether the compensation committee adjusted the STIP
awards and explain in detail how these awards were adjusted. See Item
402(b)(2)(vi) of Regulation S-K.

Long-Term Incentive Compensation, page 27

32. We note that you have used the total business value as a performance target for also measuring long-term incentive awards such as the 2008 Performance Share Grants (see discussion on page 29) and the awards under the Transformation Growth Plan (see discussion on page 30). As required under the Item 402(b)(1)(v) Regulation S-K, please explain in future filings how the number of awards granted and earned were determined for each executive officer, including calculations for the total business value and the related percentage increases, median total business value thresholds, and revenue objectives.

Performance Share Awards, page 28

33. The last sentence of the first paragraph is ambiguous – it is unclear what it is intended by the phrase "their expected impact on the long-term performance of the business…". Please clarify whether you are referring to the named executive officers' impact on the long-term performance of the business, and what the expected impact of their performance is.

Restricted Stock Awards, page 31

34. Please describe in greater detail how the company measures outstanding individual performance in calculating restricted stock awards.

Incentive Stock Options, page 31

35. In future filings, please disclose in more detail the factors taken in consideration by the compensation committee in determining the number of stock options granted to each named executive officer as retention awards. Your discussion should provide a comprehensive analysis of the substance of the compensation committee's decision.

Severance Benefits, page 32

Change in Control, page 33

36. In connection with both severance and change in control benefits, please disclose why you structured the material terms and payment provisions in the change-in-control and severance agreements as currently provided. See Items 402(b)(1)(v) and 402 (j)(3) of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you have made regarding other compensation elements and the rationale for decisions made in

connection with these arrangements. Your disclosure that the company believes that it should provide "reasonable severance benefits" is insufficient.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Brigitte Lippmann, Staff Attorney, at (202) 551-3713 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief